Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Successor	Predecessor
	Nine Months Ended	191 Days Ended	Nine Months Ended	For the Years Ended December 31,
	September 30, 2013	July 10, 2013	September 30, 2012	2012	2011	2010	2009	2008
	(in millions)
Earnings (loss):
(Loss) income from continuing operations before income taxes	$(792)	$443	$(2,894)	$(4,172)	$(2,636)	$(3,299)	$(3,494)	$(4,060)
Equity in losses of unconsolidated investments, net	—	482	927	1,114	1,730	1,286	803	64
Fixed charges	619	1,501	1,765	2,365	2,068	2,081	2,047	2,094
Interest capitalized	(14)	(29)	(269)	(278)	(413)	(13)	(12)	(123)
Amortization of interest capitalized	26	71	48	81	48	85	85	80
Earnings (loss), as adjusted	(161)	2,468	(423)	(890)	797	140	(571)	(1,945)
Fixed charges:
Interest expense	416	1,135	996	1,428	1,011	1,464	1,450	1,362
Interest capitalized	14	29	269	278	413	13	12	123
Portion of rentals representative of interest	189	337	500	659	644	604	585	609
Fixed charges	619	1,501	1,765	2,365	2,068	2,081	2,047	2,094
Ratio of earnings to fixed charges	— (1)	1.6 (2)	— (3)	— (4)	— (5)	— (6)	— (7)	— (8)

(1)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $780 million at September 30, 2013.

(2)
The income from continuing operations before taxes for the 191-day period ended July 10, 2013 included a pretax gain of $2.9 billion as a result of acquisition of our previously-held equity interest in Clearwire.

(3)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $2.2 billion at September 30, 2012.

(4)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $3.3 billion in 2012.

(5)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.3 billion in 2011.

(6)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion in 2010.

(7)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $2.6 billion in 2009.

(8)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.